UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                               August 23, 2019

  Via E-Mail
  Katherine J. Blair, Esq.
  Manatt, Phelps & Phillips, LLP
  11355 Olympic Blvd.
  Los Angeles, California 90064

          Re:      Highpower International, Inc.
                   Preliminary Statement on Schedule 14A
                   Filed on August 14, 2019
                   File No. 1-34098

                   Schedule 13E-3
                   Filed by Highpower International, Inc., Dang Yu Pan, Wen Liang Li, Wen
                   Wei Ma, Essence International Financial Holdings Limited et.
al
                   Filed on August 14, 2019
                   File No. 5-82015

  Dear Ms. Blair:

          We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

         Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

  Preliminary Proxy Statement

  Special Factors, page 18

  1. We note disclosure on the following pages regarding Roth's discussions with the Special
          Committee related to the Rule 13e-3 transaction:

                page 20 (describing the April 28 telephonic meeting) Katherine J. Blair, Esq.
Manatt, Phelps & Phillips, LLP
Page 2

          page 21 (describing the May 20 telephonic meeting) page 22 (describing the May 28 telephonic meeting) page 23 (describing the June 7 telephonic meeting)

       Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include summaries of all presentations made by Roth during the special committee's and board's evaluation of the transaction, please file any written materials, if applicable, as exhibits to the
       Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-
       A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069
       (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Recommendation of the Board of Directors, page 29

2. We note the disclosure on page 29 that the Board "[u]nanimously...determined that the transactions contemplated by the Merger Agreement...are fair to, and in the best interests of, the Company and the Company's stockholders." Please revise your disclosure to expressly state whether or not the Board reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to
Item 1014(a).

3. We note disclosure in several locations of the proxy statement that references fairness in the context of "Public Stockholders," defined to mean stockholders other than the Buyer
       Group. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item
       1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act
       Rule 13e-3(a)(1). In responding to this comment, please refer to the preceding comment and consider whether such term applies to any other directors and officers of the
       Company or its affiliates who are not necessarily members of the Buyer Group or their affiliates. Disclosure regarding the Board's fairness determination with respect to Public
       Stockholders, as opposed to unaffiliated stockholders, may not necessarily satisfy Item 8 of Schedule 13E-3.

4. Disclosure on page 29 indicates that in the course of making its determinations, the Board considered the financial analyses of Roth and the opinion of Roth, dated June 26, 2019, to the Special Committee with respect to the fairness, from a financial point of view, of the consideration to be paid to the Public Stockholders, in the Merger. In responding to this comment, please refer to the two preceding comments and advise how the Board was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to Public
       Stockholders, rather than all security holders unaffiliated with the Company.

5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable
 Katherine J. Blair, Esq.
Manatt, Phelps & Phillips, LLP
Page 3

       detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). Given the Board's adoption of the Special Committee's analyses, please revise this section to either include the factors described in clauses
(iv), (vi) and (viii) of
       Instruction 2 to Item 1014 and Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e)
       were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding this comment with respect to
       1014(c), please refer to our comment above regarding the definition of "Public
       Stockholders."

Position of the Buyer Group..., page 38

6. Refer to the preceding comment. Please revise this section to either include the factors described in Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e) were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding this comment with respect to 1014(c), please refer to our comment above regarding the definition of "Public Stockholders."

                                      *       *       *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                              Sincerely,

                                                              /s/ Perry J.
Hindin

                                                              Perry J. Hindin
                                                              Special Counsel
                                                              Office of Mergers
& Acquisitions